

January 18, 2013

<u>Via E-Mail</u>
Mr. Stuart C. Haselden
Chief Financial Officer
J. Crew Group, Inc.
770 Broadway
New York, NY 10003

> **Re:** **J. Crew Group, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2012**
> **Filed March 19, 2012**
> **File No. 001-32927**

Dear Mr. Haselden:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>8. Long-term Debt and Credit Arrangements, page F-16</u>

1. We note the 8.125% Senior Notes were registered on the Form S-4 filed on June 22, 2011 and later granted effectiveness on July 18, 2011. We further note on March 14, 2012 you filed a Form 15 suspending your reporting obligation and then filed your Form 10-K for the fiscal year ended January 28, 2012 five days later. Considering the guarantee of these notes by your subsidiaries was in place at January 28, 2012 (the year of effectiveness), please tell us what consideration you gave to providing financial statements as required by Rule 3-10 of Regulation S-X in your Form 10-K for the year ended January 28, 2012 and in your Forms 10-Q for the quarter ended July 30, 2011 and October 29, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341or Melissa Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comment. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining